March 9, 2020

Robert Johnson
Vice President and Associate General Counsel
L3Harris Technologies, Inc.
1025 West NASA Boulevard
Melbourne, Florida 32919

       Re: L3Harris Technologies, Inc.
           Form S-4
           Filed March 4, 2020
           File No. 333-236885

Dear Mr. Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing